15027459

SEC MAIL PROCESSING SECTION RECEIVED NOV 02 2015 WASH., D.C. 189

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/14 (MM/DD/YY) AND ENDING 08/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUSADA ADVISORY SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2860 N. Cypress Circle
(No. and Street)

Wichita (City) Kansas (State) 67226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric S. Namee 316-683-6383 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

700 West 47th Street, Suite 1100 (Address) Kansas City (City) Missouri (State) 64112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eric Namee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUSADA ADVISORY SERVICES, INC., as of August 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kimberly D. Howe
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 11/03/16

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEAR ENDED AUGUST 31, 2015

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Year Ended August 31, 2015

TABLE OF CONTENTS

Mayer Hoffman McCann P.C.
An Independent CPA Firm
700 West 47th Street, Suite 1100 • Kansas City, MO 64112
Main: 816.945.5600 • Fax: 816.897.1280 • www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Busada Advisory Service, Inc.

We have audited the accompanying statement of financial condition of Busada Advisory Services, Inc. (Company) as of August 31, 2015, and the related statement of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Busada Advisory Services Inc. as of August 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, reconciliation of the computation of net capital as filed in Part IIA of Form X-17A-5, and computation for determination of reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Busada Advisory Services Inc. financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Kansas City, Missouri
October 29, 2015

BUSADA ADVISORY SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

August 31, 2015

		2015
ASSETS		
Cash	$	14,855
Commissions receivable		1,062
Property and equipment:		
Office equipment and furniture		11,360
Less accumulated depreciation		(7,141)
Property and equipment, net		4,219
Total assets	$	20,136
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued expenses	$	52
Income tax payable		250
Deferred income tax		260
Total liabilities		562
Common stock, no par value, 500 shares authorized, 300 issued and outstanding		6,000
Retained earnings		13,574
Total stockholder's equity		19,574
Total liabilities and stockholder's equity	$	20,136

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENT OF OPERATIONS

Year Ended August 31, 2015

		2015
Revenues:		
Commissions	$	13,068
Interest		13
Total revenue		13,081
Expenses:		
Depreciation		981
Professional and outside service		11,827
Filing and registration fees		308
Telephone		1,193
Other operating expenses		2,058
Total expense		16,367
Loss before income taxes		(3,286)
Income tax benefit		(197)
Net loss	$	(3,089)

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

Year Ended August 31, 2015

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total Stockholder's Equity
Balance at August 31, 2014	300	$ 6,000	$ 16,663	$ 22,663
Net income	-	-	(3,089)	(3,089)
Balance at August 31, 2015	**300**	**$ 6,000**	**$ 13,574**	**$ 19,574**

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENT OF CASH FLOWS

Year Ended August 31, 2015

	2015
Cash flows from operating activities:	
Net loss	$ (3,089)
Adjustments to reconcile net income to net cash flow from operating activities:	
Depreciation	981
Change in operating assets and liabilities:	
Change in commissions receivable	45
Change in current and deferred income taxes	(1,010)
Change in accrued expenses	(273)
Net cash used in operating activities	(3,346)
Cash flows from investing activities:	
Purchase of property and equipment	0
Net cash used in investing activity	0
Net change in cash	(3,346)
Cash, beginning of year	18,201
Cash, end of year	$ 14,855

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS OPERATIONS

Busada Advisory Services, Inc. (Company) was incorporated on November 15, 1985 in New Jersey. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's main office is in Wichita, Kansas with a branch in Florida. The Company's primary source of revenue is commissions from selling mutual funds and annuities to middle and upper-income individuals in these states. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid instruments with a maturity of three months or less at the date of purchase to be cash equivalents. At August 31, 2015 cash consisted of amounts on deposit at a financial institution.

Revenue Recognition and Commissions Receivable - Commissions revenues, which represent trailer fees from mutual funds based on average outstanding customer balances and commissions on annuity products are recorded when earned. Commissions receivable represent monthly or quarterly amounts due from customer investment balances and transactions occurring prior to year-end but not received before year-end. No allowance is necessary as all amounts are deemed collectible.

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in operations for the period. The cost of maintenance and repairs is charged to operations as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards; deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. As of August 31, 2015, the Company believes it does not have any material uncertain tax positions. Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending August 2012 and thereafter.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Subsequent Events - Subsequent events have been evaluated through October 22, 2015, which is the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Office equipment is depreciated using estimated useful lives of five years. Office furniture is depreciated using estimated useful lives of seven years. Depreciation expense for the year ended August 31, 2015 was $981.

4. INCOME TAXES

Net deferred tax liabilities as of August 31, 2015 consist of the following:

	2015
Deferred tax liabilities:	
Property and equipment	$ 776
Net operating loss carryover	(516)
Net deferred tax liabilities	$ 260

Income tax benefit for the year ended August 31, 2015 is as follows:

	2015
Current Year Federal and State Income Tax	$ 500
Deferred	(697)
Total	$ (197)

5. OPERATING LEASE

The Company leases a storage unit to store business files under a month-to-month lease. Total rent expense was $1,692 for the year ended August 31, 2015.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2015, the Company had net capital and net capital requirements of $14,308 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .037 to 1.

SUPPLEMENTARY INFORMATION

Schedule 1

BUSADA ADVISORY SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AUGUST 31, 2015

		2015
Aggregate indebtedness:		
Accrued expenses and other	$	562
Total aggregate indebtedness	$	562
Net Capital:		
Credit items:		
Common stock	$	6,000
Retained earnings		13,574
Total credit items		19,574
Deductions and charges:		
Furniture and equipment, at cost, less accumulated depreciation		4,219
Other receivable		1,047
Total deductions and charges		5,266
Net capital	$	14,308
Capital requirements:		
Net capital	$	14,308
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for broker-dealer ($5,000)		5,000
Net capital in excess of requirements	$	9,308
Ratio of aggregate indebtedness to net capital		.039 to 1

There were no liabilities subordinated to the claim of general creditors at August 31, 2015.

Schedule 2

BUSADA ADVISORY SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
AS FILED IN PART IIA OF FORM X-17A-5

AUGUST 31, 2015

		2015
Aggregate indebtedness:		
Aggregate indebtedness as reported in PartIIA of Form X-17A-5 as of August 31, 2015	$	1,663
Adjustments		(1,101)
Aggregate indebtedness as computed on Schedule 1	$	562
Net Capital:		
Net capital as reported in PartIIA of Form X-17A-5 as of August 31, 2015	$	14,714
Adjustments		(406)
Net capital as computed on Schedule 1	$	14,308

Schedule 3

BUSADA ADVISORY SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
AUGUST 31, 2015

As more fully described in Note 1 of the notes to the financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and the possession and control requirement under provisions of SEC Rule 15c-3-3 based on paragraph K(1) of the rule.

MHM®
Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhmcpa.com

October 29, 2015

Board of Directors
Busada Advisory Services, Inc.

We have audited the financial statements of Busada Advisory Services, Inc. (Busada or Company) as of and for the year ended August 31, 2015, and have issued our report thereon dated October 29, 2015. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Public Company Accounting Oversight Board Standards

As stated in our engagement letter dated August 27, 2015, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The accounting policies used by Busada are described in note 2 to the financial statements. We have not identified any accounting policies that we consider to be subjective or related to areas in which clear accounting guidance does not exist. We do not consider any of the Company's accounting policies to be critical accounting policies. No new accounting policies were adopted and the application of existing policies was not changed during the year. We noted no transactions entered into by the Company during the year that were both critical and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Quality of the Company's Accounting Principles

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. The quality includes the consistency of the accounting policies and their application, the clarity and completeness of the financial statements, and includes items that have a significant impact on the representational faithfulness, verifiability, and neutrality of the accounting information included in the financial statements.

Due to the nature of the Company's operations, there are no transactions for which the accounting is subjective or which require significant estimation. As a result, the Company's accounting policies are not complex and the financial statements do not include significant estimates or assumptions.

Management's Judgments and Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. As noted above, the Company's financial statements do not contain any significant estimates. The most significant estimate included in the financial statements relates to the estimated

useful lives of the property and equipment, which impacts the amount of depreciation expense recorded in the financial statements.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). In connection with our procedures, we identified certain audit adjustments which were corrected by management. Those adjustment are as follows:

Accrued expense			$132	
Tax expense			$24	
	Telephone expense			$132
	Deferred taxes			$24

In addition to the entry above, which was recorded by management, we identified a misclassification of the changes in taxes payable in the statement of cash flows (classified as accrued expenses) and the classification of 12b-1 fees as allowable assets in the original financial statement draft. Both items were subsequently corrected by management.

There were no unrecorded adjustments identified.

Internal Control

In planning and performing our audit of the financial statements of the Company as of and for the year ended August 31, 2015, in accordance with the auditing standards of the PCAOB, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, however, we did identify certain deficiencies that we consider to be a material weakness in internal control over financial reporting. The business and resultant limited number of employees imposes practical limitations on the effectiveness of the internal control structure. This resulted in certain transactions not reflected properly in the financial statements and calculation of net capital. Additionally, this results in limited expertise available to prepare financial statements in accordance with US GAAP. Since this condition is inherent in the size of the Company, no corrective

action has been taken or proposed by the Company. We recommend the Company continue to develop controls to ensure all transactions are appropriately reflected and disclosed in the financial statements in accordance with US GAAP. It is important that management remain cognizant of this condition and continue to support controls and processes to ensure a secondary review or preparation of the financial statements by an outside party.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

The Company's audited financial statements are included in the annual report. Our responsibility for the other information contained in the annual report does not extend beyond the financial information identified in our audit report. We do not have an obligation to perform any procedures to corroborate the other information contained in the report. However, we read the other information and considered whether such information, or the manner of its presentation, was materially inconsistent with information, or the manner of its presentation, appearing in the financial statements. Nothing came to our attention that caused us to believe that such information, or its manner of presentation, was materially inconsistent with the information, or manner of its presentation, appearing in the financial statements. However, we did identify certain discrepencies between the amounts reported in the financial statements and the amended FOCUS report as of August 31, 2015. A reconciliation of those amounts to the reported net capital is included in Schedule 2, however, management should correct the FOCUS report by filing an amended report.

Exemption Report

As required by SEC Rule 17a-5, we have completed a review of management's assertion regarding compliance with the exemptive provisions of that rule. We did not identify any exceptions to management's assertions included in the Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17a-5. Our opinion on management's assertions is dated October 29, 2015.

Other Matters

We are independent with respect to the Company as of August 31, 2015, and through the date of this letter as determined in accordance with the independence rules of the Securities and Exchange Commission (SEC). As discussed with management and those charged with governance, our firm has an alternative practice structure arrangement with CBIZ, Inc. Should the Company or any of its affiliates (as defined by the SEC) acquire any securities of CBIZ, Inc., including debt or equity securities, our independence would be impaired under the rules of the SEC. Further, the officers and directors of your Company are prohibited from being, individually or in the aggregate, record or beneficial owners of more than 5% of CBIZ, Inc.'s equity securities. Accordingly, the Company and its affiliates should not invest in CBIZ securities and any investments in CBIZ securities by officers and directors of the Company and its affiliates should be monitored in order to avoid any potential violation. These requirements have been communicated and agreed to in the Terms and Conditions in our Engagement Letter. We have received confirmation of compliance with the above requirements in the management representation letter, a copy of which has been provided to you.

Our audit procedures included the completion of certain tests with respect to the detection of any CBIZ securities owned by the Company or its affiliates as well as the respective directors and officers. No evidence of ownership was found.

Certain business relationships between the Company, its affiliates, directors, officers and substantial stockholders and CBIZ, Inc. may impair our independence with respect to the Company. We have performed procedures to identify and evaluate any existing business relationships, and have not identified any prohibited relationships. However, the Company should continue to notify us of any existing or prospective business relationships with CBIZ, Inc. for consideration.

This information is intended solely for the use of the Board of Directors and management of Busada and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Mayer Hoffman McCann P.C

Mayer Hoffman McCann P.C.

BUSADA ADVISORY SERVICES, INC.
MEMBER: NASD
RETIREMENT PLANS - MUTUAL FUNDS

2860 N. CYPRESS CIRCLE
WICHITA, KS 67226
TELEPHONE: (316) 683-6383
FACSIMILE: (316) 683-9874

Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17a-5

October 7, 2015

Pursuant to certain provisions of SEC Rule 17a-5 as amended on July 30, 2014 and effective June 1, 2014, Busada Advisory Service, Inc. (the "Company") is exempt from provisions of SEC Rule 15c3-3 under provisions of paragraph (k)(1).

The Company has met the exemption provisions of paragraph 15c3-3 (k)(1) throughout the period September 1, 2014 through August 31, 2015 without exception.

Busada Advisory Service, Inc
By:

Eric Namee
President

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☑ (ii) its business as a broker-dealer is expected to consist exclusively of:
- ☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☑ (II) the sale of variable annuities;
- ☐ (III) the business of insurance;
- ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Pres, CEO 12-22-14
Authorized Signature/Title Date

SIPC-3 2015

8-

8-035165 FINRA AUG 1/9/1986
BUSADA ADVISORY SERVICES INC
2860 N CYPRESS CIRCLE
WICHITA, KS 67226-2126

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

mailed 12-22-14 BH

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2015 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☑ (ii) its business as a broker-dealer is expected to consist exclusively of:
- ☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☑ (II) the sale of variable annuities;
- ☐ (III) the business of insurance;
- ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SECURITIES INVESTOR PROTECTION CORPORATION
805 FIFTEENTH STREET, N.W., SUITE 800
WASHINGTON, D.C. 20005-2215
(202) 371-8300 FAX (202) 371-6728
WWW.SIPC.ORG

December, 2014

TO: Securities Brokers and Dealers Who Claimed Exclusion From SIPC Membership for the Calendar Year Ended December 31, 2014 under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA")

SIPC-3, Certification of Exclusion From Membership, must be filed at the ***beginning of each calendar year*** by persons excluded from SIPC membership pursuant to SIPA Section 78ccc(a)(2)(A).

The enclosed SIPC-3 is provided for your use in the event that you intend to continue to claim exclusion from membership in SIPC because you expect your business as a broker-dealer, during the **2015 *calendar year***, to continue to consist exclusively of one or more of the categories listed on that form.

The completed form should be mailed in the enclosed return envelope, no later than January 31, **2015**.

In the event of any change in your business that would terminate your exclusion from membership in SIPC, you must immediately give SIPC written notice so that data concerning SIPC membership and assessments can be mailed to you.

Any questions should be directed to SIPC or FINRA.

Sincerely,

SECURITIES INVESTOR PROTECTION CORPORATION

Enclosures: SIPC-3
return envelope

746709